SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Moody’s attributes investment grade rating to Unibanco’s Bonds

Moody’s Investor Services, one of the most respected rating agencies worldwide, rated as Baa3, investment grade, the foreign currency long-term securities of Unibanco and Unibanco Grand Cayman Branch. The Baa3 rating represents investment grade according to Moody’s global scale, and is above Brazil’s Ba1 sovereign risk.

The Baa3 rating was attributed to the US$2 billion MTN Programme (Medium Term Note Programme) of Unibanco – União de Bancos Brasileiros and also to the R$325 million notes indexed to the IGP-M (General Market Price Index) and payable in US dollars issued by Unibanco Grand Cayman Branch in February 2005.

This evaluation attests Unibanco’s strong performance in 2006, arising from the improvement of its fundamentals, such as its solid client base, continuous assets growth, lower cost of funding, effective cost control and responsible risk management, placing Unibanco in an even higher safety level for its investors and clients.

With this rating, Unibanco is Latin America’s first bank with investment grade in the issuance of local currency debt settled offshore in foreign currency.

Unibanco
Investor Relations

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 21, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.